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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Corimon C.A

*CURRENT ADDRESS Calle Hans Neumann
Edif. Corimon
Los Cortijos de Lourdes
Caracas 1071 Venezuela

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 19 2007
THOMSON
FINANCIAL

FILE NO. 82- 35106 FISCAL YEAR 11/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 9/5/07

082-35706

RECEIVED
2007 AUG 16 A 10:-4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARIS
11-30-06

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet

November 30th, 2006 and 2005

(Millions of constant bolivars as of november 30th, 2006)

Assets	**2006**	**2005**
Current Assets		
Cash	16.299	21.208
Time deposits	645	2.489
Notes and accounts receivables		
Trade	115.806	80.694
Retainde taxes	12.345	14.860
Inversiones Neuco, C. A.	1.432	1.658
Prepayment - Suppiers	1.929	1.384
Officials and employees	488	379
Other	2.257	2.683
	134.257	101.658
Less allowance for doubtful accounts	3.967	3.678
Notes and account receivables, net	130.290	97.980
Inventories, net	56.867	62.920
Deposits in guarantee	6.511	5.958
Prepaid expenses	1.924	2.067
Deferred taxes	3.134	2.560
Total current assets	215.670	195.182
Long.term account receivables	9.466	11.583
Investment in shares	4.106	4.418
Fixed assets	140.282	157.625
Properrty, plant and equipment	15.234	14.496
Long-term deferred taxes	1.552	1.025
Deferred charges and other assets	4.546	7.847
Goodwill	-	516
Total assets	390.856	392.692

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet

November 30th, 2006 and 2005

(Millions of constant bolivars as of november 30th, 2006)

Liabilities and Shareholdres' Equity	2006	2005
Current liabilities		
Bank loans	50.483	40.316
Current portion of liabilities under contracts of financial lease	-	1.168
Notes and accounts payable		-
Trade	57.750	59.866
Directors and shareholders	427	494
Total notes and accounts payable	58.177	60.360
Preferred dividends	846	2.796
Income tax	-	894
Accrued expenses	28.541	24.727
Total current assets	138.047	130.261
Long-term bank loans	2.031	3.605
Liabilities under contracts of financial lease	-	1.278
Accrual for employees termination benefits, net of advances	5.675	6.277
Deferred tax	802	1.089
Preferred dividends	-	-
Other liabilities	1.348	504
Total liabilities	147.903	143.014
Minority interests	4.165	5.089
Shareholdres' equity	238.788	244.589
Total liabilities and shareholders' equity	390.856	392.692

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statement of Income

Three-month period ended november 30th, 2006 and 2005

(Millions of constant bolivars as of november 30th, 2006)

	2006	2005
Net Sales	99.204	86.810
Cost of Sales	60.651	58.913
Gross income	38.553	27.897
Operating expenses		
Selling	10.598	10.277
Administrative and general	3.259	3.649
Total operating expenses	13.856	13.926
Operating Income	24.697	13.971
Integral financial cost (income)		
Interests expenses, net	1.060	1.356
Foreign exchange, net	(24)	(315)
Monetary result	2.345	826
Total integral financial cost	3.381	1.867
Other expenses, net	2.715	958
Net income before income taxes, extraordinary account and minority interests in the consolidated affialiate net income	18.601	11.146
Current	4.770	(822)
Deferred	(1.558)	593
Total taxes	3.212	(229)
Net income before extraordinary account and minority interest in the consolidated affiliate	15.389	11.375
Extraordinary account - fiscal benefit for the use of previous years' fiscal losses, discounts for new investments and credit to business assets	5.842	311
Net income before minority interest in the consolidated affiliate net income	21.231	11.686
Minority interest participation in the consolidated affiliate's income	85	60
Net Income	21.146	11.626

CORIMON, C. A. AND ITS AFFILIATES
Consolidated Statment of Shareholders' Equity
Twelve-month period ended novemver 31st, 2006 and 2005
(Millions of constant bolivars as of november 31st, 2006)

	Capital stock common shares (nominal)	Capital stock adjustment	Premium on share issuance	Treasury stock	Premium on book value over the cost of subsidiaries' shares	Retained earnings (deficit) Legal reserve	Retained earnings (deficit) Not distributed (deficit)	Retained earnings (deficit) Total	Unrealized effect on investment valuation	Cumulative translation adjustment	Reuslt from holding nonmonetary assets (RETANM)	Total Shareholders' equity
ılances as of november 30th, 2004, previously reported	75,368	184,027	1,878	(131)	19,303	43,753	(44,826)	(1,073)	-	12,403	(70,014)	221,761
Adjustment for realization of deferred taxes from previous years	-	-	-	-	-	-	4,177	4,177	-	-	-	4,177
lances as of november 30th, 2004, restructu	75,368	184,027	1,878	(131)	19,303	43,753	(40,649)	3,104	-	12,403	(70,014)	225,938
areholders' Equity accounts compensation	-	(114,840)	-	-	-	-	44,826	44,826	-	-	70,014	-
t Income, restructured	-	-	-	-	-	-	11,626	11,626	-	-	-	11,626
anslation adjustment	-	-	-	-	-	-	-	-	-	(357)	-	(357)
sult from holding nonmonetary assets	-	-	-	-	-	-	-	-	-	-	(1,285)	(1,285)
lances as of november 30th, 2005, restructu	75,368	69,187	1,878	(131)	19,303	43,753	15,803	59,556	-	12,046	(1,285)	235,922
vidends declared												
Stick dividend	3,015	402	-	-	-	-	(3,417)	(3,417)	-	-	-	-
Cash dividend	-	-	-	-	-	-	(1,755)	(1,755)	-	-	-	(1,755)
t Income	-	-	-	-	-	-	21,146	21,146	-	-	-	21,146
anslation adjustment	-	-	-	-	-	-	-	-	-	-	-	-
ect on investment valuation	-	-	-	-	-	-	-	-	(253)	-	-	(253)
sult from holding nonmonetary assets	-	-	-	-	-	-	(891)	(891)	-	(2,085)	(19,530)	(22,506)
lances as of november 30th, 2006	78,383	69,589	1,878	(131)	19,303	43,753	30,886	74,639	(253)	9,961	(20,815)	232,554

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statment of Cash Flows

Twelve-month period ended november 30th, 2006

(Millions of constant bolivars as of november 31st, 2006)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	21,146	20,293
Adjustments to reconcile net loss to cash provided by (used in) operating activities -		
Depreciation	6,749	14,410
Amortization	550	1,731
Gain on property, plant and equiipment sale	(65)	(191)
Gain from net monetary position, net	749	753
Deferred taxes	(1,558)	593
Allowance for loss in current value of long-term accunts receivable	(1,179)	(63)
Accrual for employee termination benefits, net of advances and payments	(602)	420
Minority interests in consolidated affiliate	500	(374)
Changes in assets and liabilities		
Reducción (increase) in -		
Notes and accounts receivable	(33,114)	(28,994)
Inventories	6,053	(12,437)
Time deposits	(553)	428
Prepaid expenses	143	(480)
Deferred charges, other assets and goodwill	311	586
Increase (decrease) in -		
Notes and accounts payable	(2,183)	11,738
Income tax payable	(894)	(5,119)
Dividends payable	(1,950)	(427)
Other liabilities	844	(85)
Accrued expenses	3,814	(56)
Total adjustments	(22,385)	(17,567)
Net cash provided by (used in) operating activities	(1,239)	2,726
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of property, plant and equipment	(9,272)	(6,589)
Proceeds from sale of property, plant and equipment	50	1,123
Time deposits	1,844	(818)
Investments in share	312	(4,049)
Long-term accounts receivable, net	3,522	2,161
Cash used in investing activities	(3,544)	(8,172)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends payments	(1,755)	-
Payments on financial leasing	(2,446)	(2,813)
Loans and other financial accounts payable, net	8,593	13,154
Net cash provided by financing activities	4,392	10,341
ʼranslation adjustment	(2,085)	(357)
Net decrease (increase) in cash and cash equivalents	(2,476)	4,538
ʼash and cash equivalents at the beginning of the year	21,208	16,670
ʼash and cash equivalents at the end of the year	18,732	21,208
ʼreakdown activities of monetary cahnges		
Cash	2,887	2,209
Operating activities	8,358	(4,725)
Investing activities	(1,262)	(3,327)
Financing activities	(6,528)	4,773
	3,455	(1,070)

END